FOR IMMEDIATE RELEASE	TSX: WPM
March 21, 2018	NYSE: WPM

WHEATON PRECIOUS METALS EXCEEDS 2017 PRODUCTION GUIDANCE AND DECLARES FIRST QUARTERLY DIVIDEND OF 2018

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce its results for the fourth quarter and year ended December 31, 2017. All figures are presented in United States dollars unless otherwise noted.

In the fourth quarter of 2017, Wheaton generated over $165 million of operating cash flow, resulting in over $535 million for the year. Wheaton's strong cash flow generation was founded on production of over 350 thousand ounces of gold and over 28 million ounces of silver, both in excess of Company guidance. Finally, subsequent to the quarter, Wheaton announced the proposed new San Dimas precious metal stream as part of the First Majestic Silver Corp. arrangement transaction, which should result in a stronger, more sustainable operation at the San Dimas mine.
Operational Overview

	Q4 2017	Q4 2016	Change	2017	2016	Change
Ounces produced
Silver	7,211	7,589	(5.0)%	28,646	30,379	(5.7)%
Gold	96,474	111,664	(13.6)%	355,104	366,378	(3.1)%
Ounces sold
Silver	7,292	7,506	(2.9)%	24,644	28,322	(13.0)%
Gold	94,295	108,931	(13.4)%	337,205	330,009	2.2%
Sales price per ounce
Silver	$16.75	$16.95	(1.2)%	$17.01	$16.96	0.3%
Gold	$1,277	$1,205	6.0%	$1,257	$1,246	0.9%
Cash costs per ounce [1]
Silver [1]	$4.48	$4.59	(2.4)%	$4.49	$4.42	1.6%
Gold [1]	$399	$389	2.6%	$395	$391	1.0%
Cash operating margin per ounce [1]
Silver [1]	$12.27	$12.36	(0.7)%	$12.52	$12.54	(0.2)%
Gold [1]	$878	$816	7.6%	$862	$855	0.8%
Revenue	$242,546	$258,491	(6.2)%	$843,215	$891,557	(5.4)%
Net earnings	$(137,712)	$10,865	n.a.	$57,703	$195,137	(70.4)%
Per share	$(0.31)	$0.02	n.a.	$0.13	$0.45	(71.1)%
Adjusted net earnings [1]	$82,323	$81,865	0.6%	$276,750	$266,137	4.0%
Per share [1]	$0.19	$0.19	0.3%	$0.63	$0.62	1.3%
Operating cash flows	$165,083	$174,702	(5.5)%	$538,808	$584,301	(7.8)%
Per share [1]	$0.37	$0.40	(7.5)%	$1.22	$1.36	(10.3)%
Dividends declared [1]	$39,815	$26,475	50.4%	$145,848	$90,612	61.0%
Per share	$0.09	$0.06	50.0%	$0.33	$0.21	57.1%
All amounts in thousands except gold ounces produced and sold, per ounce amounts and per share amounts.

Highlights
•	Attributable silver and gold production for the year ended December 31, 2017 exceeded production guidance of 28 million ounces of silver and 340,000 ounces of gold.
•
The decrease in attributable silver production for the three months and year ended December 31, 2017 was primarily due to lower production from the San Dimas mine resulting from various operational issues coupled with the expiry of the Cozamin silver purchase agreement.

•
The decrease in attributable gold production for the three months and year ended December 31, 2017, which was in line with expectations, was a result of a reduction of the Company's share of the gold production at the 777 mine from 100% to 50% effective January 1, 2017 coupled with reduced production at Minto.

•	The Company achieved record gold sales volume during the year ended December 31, 2017.
•	During the three months and year ended December 31, 2017, the Company recognized an impairment charge of $229 million. The impairment charge was in relation to the Pascua-Lama project.
•	The Company paid out a record level of dividends in 2017.
•	Declared quarterly dividend of $0.09 per common share relative to the three months ended December 31, 2017. This represents an increase of 29% relative to the comparable period in 2016.
Subsequent to the Quarter
•
In conjunction with the proposed acquisition by First Majestic Silver Corp. ("First Majestic") of Primero Mining Corp. ("Primero"), Wheaton has agreed to terminate the existing San Dimas silver purchase agreement and enter into a new precious metals purchase agreement relating to the San Dimas mine with First Majestic.

Outlook

•	Wheaton's estimated attributable production in 2018 is forecast to be 22.5 million ounces of silver and 355,000 ounces of gold.
•	Wheaton's estimated average annual attributable production over the next five years (including 2018) is anticipated to be approximately 25 million ounces of silver and 370,000 ounces of gold.

"Wheaton's high quality portfolio of low-cost, long-life assets once again exceeded production guidance for both gold and silver, resulting in sector-leading operating cash flow of over $535 million in 2017. With 30% of our cash flows being distributed in dividends, we now provide the highest yield of all the precious metal streamers," said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. "We also took significant steps to further strengthen our portfolio, including restructuring the stream at San Dimas, and we look forward to welcoming First Majestic as a new partner. Finally, in addition to the substantial organic optionality embedded in our current portfolio, we see a solid pipeline of new opportunities for additional accretive growth."

Financial Review

Revenues
Revenue was $243 million in the fourth quarter of 2017, on sales volume of 7.3 million ounces of silver and 94,300 ounces of gold. This represents a 6% decrease from the $258 million of revenue generated in the fourth quarter of 2016 due primarily to (i) a 13% decrease in the number of gold ounces sold; (ii) a 3% decrease in the number of silver ounces sold; and (iii) a 1% decrease in the average realized silver price ($16.75 in Q4 2017 compared with $16.95 in Q4 2016); partially offset by (iv) a 6% increase in the average realized gold price ($1,277 in Q4 2017 compared with $1,205 in Q4 2016).

Revenue was $843 million in the year ended December 31, 2017, on sales volume of 24.6 million ounces of silver and 337,200 ounces of gold. This represents a 5% decrease from the $892 million of revenue generated in 2016 due primarily to (i) a 13% decrease in the number of silver ounces sold; partially offset by (ii) a 2% increase in the number of gold ounces sold; and (iii) a 1% increase in the average realized gold price ($1,257 in 2017 compared with $1,246 in 2016).

Costs and Expenses
Average cash costs¹ in the fourth quarter of 2017 were $4.48 per silver ounce sold and $399 per gold ounce sold, as compared with $4.59 per silver ounce and $389 per gold ounce during the comparable period of 2016. This resulted in a cash operating margin¹ of $12.27 per silver ounce sold and $878 per gold ounce sold, a decrease of 1% per silver ounce sold and an increase of 8% per ounce of gold sold as compared with Q4 2016. The increase in the gold cash operating margin was primarily due to a 6% increase in the average realized gold price in Q4 2017 compared with Q4 2016 while the decrease in the silver cash operating margin was primarily due to a 1% decrease in the average realized silver price during the same period.

Average cash costs¹ during the year ended December 31, 2017 were $4.49 per silver ounce sold and $395 per gold ounce sold, as compared with $4.42 per silver ounce sold and $391 per gold ounce sold during the comparable period of 2016. This resulted in a cash operating margin¹ of $12.52 per silver ounce sold and $862 per gold ounce sold, an increase of 1% per gold ounce sold while the cash operating margin¹ per ounce of silver sold was virtually unchanged as compared with 2016.

Earnings and Operating Cash Flows
Adjusted net earnings¹ and cash flow from operations in the fourth quarter of 2017 were $82 million ($0.19 per share) and $165 million ($0.37 per share¹), compared with adjusted net earnings¹ of $82 million ($0.19 per share) and cash flow from operations of $175 million ($0.40 per share¹) for the same period in 2016, an increase of 1% and a decrease of 6%, respectively.

Adjusted net earnings¹ and cash flow from operations for the year ended December 31, 2017 were $277 million ($0.63 per share) and $539 million ($1.22 per share¹), compared with adjusted net earnings¹ of $266 million ($0.62 per share) and cash flow from operations of $584 million ($1.36 per share¹) for the same period in 2016, an increase of 4% and a decrease of 8%, respectively.

Balance Sheet
At December 31, 2017, the Company had approximately $99 million of cash on hand and $770 million outstanding under the Company's $2 billion revolving term loan (the "Revolving Facility"). On February 27, 2018, the term of the Revolving Facility was extended so that it now matures on February 27, 2023.

Asset Impairment
At the end of each reporting period, the Company assesses each precious metal purchase agreement ("PMPA") to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any).

As per Barrick Gold Corp.'s ("Barrick") fourth quarter of 2017 MD&A, in January 2018, Barrick received a revised resolution from Chile's environmental regulator (the Superintendencia del Medio Ambiente, or "SMA") in connection with the previously disclosed SMA regulatory sanctions requiring the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. Barrick has indicated that the resolution does not affect Barrick's ongoing evaluation of an underground, block-caving operation at Pascua-Lama, which would require additional permitting and regulatory approvals in both Argentina and Chile, unconnected to the recent SMA decision. In light of the order to close surface facilities in Chile, and current plans to evaluate an underground mine, Barrick has reclassified Pascua-Lama's Proven and Probable Mineral Reserves of approximately 14 million ounces of gold, which are based on an open pit mine plan, as Measured and Indicated Resources. As a result, Wheaton has also reclassified 151.7 million ounces of silver Proven and Probable Mineral Reserves associated with Pascua-Lama as Measured and Indicated Mineral Resources.

As this resolution affects Barrick's ability to advance the Pascua-Lama project as an open pit mine and coupled with the resulting reclassification of open-pit reserves to resources, the Company has determined there to be an indicator of impairment of this asset in the fourth quarter of 2017.

The Pascua-Lama PMPA had a carrying value at December 31, 2017 of $485 million. Management has estimated that the recoverable amount at December 31, 2017 under the Pascua-Lama PMPA was $256 million, representing its fair value less cost of disposal and resulting in an impairment charge of $229 million.

If the requirements of the completion test have not been satisfied by the completion test deadline of June 30, 2020, the Company may, within 90 days of such date, elect to terminate the Pascua Lama silver purchase agreement in which case the Company will be entitled to a return of a portion of the original upfront cash payment of $625 million, reduced by the cash flows received relative to the Lagunas Norte, Veladero, and Pierina mines. As at December 31, 2017, the Company has received approximately 19.1 million ounces related to silver production from these mines, generating cumulative operating cash flows of approximately $364 million.

Fourth Quarter Asset Highlights

During the fourth quarter of 2017, attributable production was 7.2 million ounces of silver and 96,500 ounces of gold, representing a decrease of 5% and 14%, respectively, compared with the fourth quarter of 2016.

Operational highlights for the quarter ended December 31, 2017, based upon counterparties' reporting, are as follows:

Salobo
In the fourth quarter of 2017, Salobo produced 76,200 ounces of attributable gold, a decrease of approximately 2% relative to the fourth quarter of 2016 as lower grades and recovery were partially offset by increased throughput.

According to Vale S.A.'s ("Vale") fourth quarter of 2017 production report, production was positively impacted mainly due to stronger plant performance which resulted in record quarterly production of copper concentrate. The Salobo plant operated above nameplate capacity on average for a second consecutive quarter in the fourth quarter of 2017.

Peñasquito
In the fourth quarter of 2017, Peñasquito produced 1.6 million ounces of attributable silver, an increase of approximately 18% relative to the fourth quarter of 2016 due to higher silver grades, recoveries and tonnage. According to Goldcorp Inc.'s ("Goldcorp") fourth quarter of 2017 MD&A, increased throughput at Peñasquito was driven by the implementation of a new management operating system and better ore delivery to the primary crusher.

According to Goldcorp, the Pyrite Leach Project ("PLP") at Peñasquito was 62% complete as of December 31, 2017, and expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. The PLP is reportedly expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings, and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine. As a reminder, Wheaton is entitled to 25% of the silver produced at Peñasquito for the life of mine, or 11 million of the additional 44 million silver ounces.

Antamina
In the fourth quarter of 2017, Antamina produced 1.5 million ounces of attributable silver, a decrease of approximately 8% relative to the fourth quarter of 2016 primarily due to lower grades and throughput, partially offset by higher recovery.

San Dimas
In the fourth quarter of 2017, San Dimas produced 1.3 million ounces of attributable silver, a decrease of approximately 7% relative to the fourth quarter of 2016 primarily due to a decrease in throughput, which was partially offset by better grades.

As announced on January 12, 2018, Wheaton has agreed to terminate the existing San Dimas silver purchase agreement (the "Primero SPA") with Primero and enter into a new precious metals purchase agreement with First Majestic relating to the San Dimas mine (the "San Dimas PMPA"), in conjunction with the proposed acquisition by First Majestic of Primero pursuant to a plan of arrangement transaction (the "Arrangement"). Under the San Dimas PMPA: 25% of gold production plus an additional amount of gold equal to 25% of silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine; for each ounce of gold delivered, Wheaton will pay to First Majestic a production payment equal to the lesser of US$600/oz, subject to a 1% annual inflationary adjustment, and the prevailing market price; and First Majestic will provide a corporate guarantee; and security to be limited to San Dimas assets. As part of the transaction, in addition to the new stream, Wheaton will receive 20,914,590 First Majestic common shares. Primero has indicated that closing of the Arrangement is anticipated to occur before the end of April 2018.2

Sudbury
In the fourth quarter of 2017, Vale's Sudbury mines produced 8,600 ounces of attributable gold, a decrease of approximately 4% relative to the fourth quarter of 2016 primarily due to lower throughput, partially offset by higher grades and recovery. According to Vale's fourth quarter of 2017 production report, the decrease in throughput was primarily due to the extended unscheduled maintenance at the Coleman mine as well as the cessation of mining activities at the Stobie mine since the second quarter of 2017.

Constancia
In the fourth quarter of 2017, Constancia produced 0.7 million ounces of attributable silver and 2,900 ounces of attributable gold, a decrease of approximately 7% and 6%, respectively, relative to the fourth quarter of 2016. The decrease in production was primarily the result of the processing of lower grade ore as expected in Hudbay Mineral Inc.'s ("Hudbay") mine plan partially offset by higher throughput and silver recovery.

Other Gold
In the fourth quarter of 2017, total Other Gold attributable production was 8,800 ounces, a decrease of approximately 60% relative to the fourth quarter of 2016. The decrease was relatively in line with expectations and primarily due to the anticipated reduction of the Company's share of the gold production at the 777 mine from 100% to 50% effective January 1, 2017, coupled with reduced production at the Minto mine due to lower grades as part of the extended mine plan.

Other Silver
In the fourth quarter of 2017, total Other Silver attributable production was 2.2 million ounces, a decrease of approximately 13% relative to the fourth quarter of 2016. The decrease was driven primarily by the cessation of production from Cozamin as the Cozamin silver purchase agreement with Capstone Mining Corp. ("Capstone") expired on April 4, 2017.

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold Corp. ("Eldorado") agreed to modify the Stratoni silver purchase agreement. The primary modification was to increase the production price per ounce of silver delivered to Wheaton based on the amount of exploration Eldorado completed. As a result, according to Eldorado's news release dated November 13, 2017, Eldorado has completed over 5,900 metres of underground exploration drilling that demonstrated continuity of the orebody into previously untested areas. Eldorado further reports that it has two drill rigs currently active at the mine testing additional stepouts to the deposit.

Development Update - Kutcho
Effective December 14, 2017, Wheaton participated in an equity financing undertaken by Kutcho Copper Corp. ("Kutcho") in connection with the Kutcho Early Deposit Agreement, acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum.

Produced But Not Yet Delivered 31
As at December 31, 2017, payable ounces attributable to the Company produced but not yet delivered³ amounted to 4.5 million payable silver ounces and 79,500 payable gold ounces, representing a decrease of 0.7 million payable silver ounces and 3,200 payable gold ounces during the three month period ended December 31, 2017. Payable silver ounces produced but not yet delivered decreased primarily as a result of decreases related to the Yauliyacu, Antamina, Zinkgruvan and Peñasquito silver interests. Payable gold ounces produced but not yet delivered decreased primarily as a result of decreases related to the Sudbury gold interest partially offset by increases at the Salobo and Minto gold interests. Payable ounces produced but not yet delivered to the Wheaton Precious Metals group of companies are expected to average approximately two months of annualized production for silver and two to three months for gold but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Events Subsequent to the Quarter

Minto Mine
As per Capstone's news release dated February 2, 2018, Capstone has entered into a definitive share purchase agreement pursuant to which it has agreed to sell its Minto mine to Pembridge Resources plc ("Pembridge"). Capstone expects the transaction to close in the second quarter of 2018. According to Capstone's fourth quarter of 2017 MD&A, at the start of 2017, it was Capstone's intention to place the Minto mine on care and maintenance at the end of 2017, but as a result of rising copper prices and the downside protection provided by the renegotiation of the precious metals stream with Wheaton in 2017, Capstone had made the decision to continue operations until at least mid-2021.

Reserves and Resources

As of December 31, 2017, Proven and Probable Mineral Reserves attributable to Wheaton were 572.8 million ounces of silver compared with 727.8 million ounces as reported in Wheaton's 2016 Annual Information Form ("AIF"), a decrease of 21%, and 11.31 million ounces of gold compared with 11.41 million ounces, a decrease of 1%. On an attributable Measured and Indicated Mineral Resource basis, silver resources were 894.2 million ounces compared with 807.3 million ounces as reported in Wheaton's 2016 AIF, an increase of 11%, and gold resources were 2.81 million ounces compared with 2.97 million ounces, a decrease of 5%. On an attributable Inferred Mineral Resource basis, silver resources were 452.0 million ounces compared with 381.2 million ounces as reported in Wheaton's 2016 AIF, an increase of 19%, and gold resources were 2.76 million ounces compared with 2.80 million ounces, a decrease of 1%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 21, 2018, and therefore will not reflect updates, if any, after that date, including those changes associated with the termination of the Primero SPA and entering into of the San Dimas PMPA by Wheaton. Updated reserves and resources data incorporating year-end 2017 estimates will also be included in the Company's 2017 Annual Information Form. Wheaton's most current attributable reserves and resources, as of December 31, 2017, can be found on the Company's website at www.wheatonpm.com.

2018 and Long-Term Production Forecast

Wheaton is pleased to provide its updated one-year and long-term production guidance. Wheaton's estimated attributable silver and gold production in 2018 is forecast to be approximately 22.5 million silver ounces and 355,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2018) is anticipated to be approximately 25 million silver ounces and 370,000 gold ounces per year.

In 2018, forecast production growth from Peñasquito and Constancia is expected to be offset by the changes in the San Dimas stream as well as the cessation of production from assets with fixed terms. In conjunction with First Majestic's proposed acquisition of Primero, the Primero SPA is expected to terminate and a new precious metals purchase agreement entered into at a reduced level starting in the second quarter of 2018. In addition, the 10-year-term contract on Capstone's Cozamin mine, acquired with Wheaton's 2009 acquisition of Silverstone, expired in April 2017, and Wheaton's streaming agreement with Barrick regarding Pascua-Lama provides the Company with silver production from the Lagunas Norte, Veladero, and Pierina mines until March 31, 2018.

Average production over the next five years is expected to increase primarily due to continued production growth from both Peñasquito and Constancia. At Peñasquito, grades are expected to increase over the next several years and the PLP, which should increase recoveries, is scheduled to be commissioned later in 2018. At Constancia, Hudbay expects to begin mining the Pampacancha deposit in the second half of 2018, which has significantly higher precious metals grades than what is currently being mined; however, should the mining of the Pampacancha deposit be delayed, Wheaton will be entitled to an increased portion of gold from Hudbay. And lastly, as a reminder, Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its estimated average five-year production guidance.

Attributable mine-by-mine actual 2016 and 2017 production and forecast 2018 production are as follows:

	Attributable Production[1,2]
	2016 Actual	2017 Actual	2018 Forecast
Silver ounces produced (000's)
Peñasquito	5,034	6,024	6,500
San Dimas[3,4]	5,212	3,963	1,000
Antamina	6,796	6,554	5,300
Constancia[5]	2,759	2,374	2,800
Other[6]	10,578	9,731	6,900
Total silver ounces	30,379	28,646	22,500

Gold ounces produced (000's)
Salobo	228.7	264.7	240
Sudbury[7]	42.6	33.7	33
Constancia[5]	14.9	10.2	17
San Dimas[3,8]			30
Other[9]	80.1	46.5	35
Total gold ounces	366.4	355.1	355

1)	Ounces produced represent quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)
Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.

3)
Guidance for San Dimas assumes that the proposed acquisition by First Majestic of Primero is completed and that the new precious metals purchase agreement with First Majestic is effective April 1, 2018.

4)
Under the existing silver purchase agreement with Primero, Primero will deliver a per annum amount to Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Wheaton assumes only one quarter of attributable silver production from San Dimas from Primero in its 2018 production guidance.

5)	Constancia silver and gold production guidance for 2018 assumes the expected start of mining at the Pampacancha deposit in 2018.
6)
Includes the Yauliyacu, Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Lagunas Norte, Pierina, and Veladero silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.

7)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

8)
Under the proposed precious metals purchase agreement with First Majestic, San Dimas attributable gold production for 2018 is calculated based on three quarters of production of which Wheaton is entitled to 25% of gold production plus an additional amount of gold equal to 25% of silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine.

9)	Includes Minto and 777 gold interests.

Dividend

First Quarterly Dividend
The first quarterly cash dividend for 2018 of US$0.09 will be paid to holders of record of Wheaton Precious Metals common shares as of the close of business on April 6, 2018, and will be distributed on or about April 20, 2018.

Under the Company's dividend policy, the quarterly dividend per common share will be equal to 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan
The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this fourth quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms are available for download on the Company's website at www.wheatonpm.com, accessible by quick links directly from the home page, and can also be found in the 'investors' section, under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://www.canstockta.com/en/InvestorServices/Investor_Information/Issuer_List/IssuerDetail.jsp?companyCode=1501.

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

Webcast and Conference Call Details

A conference call and webcast will be held Thursday, March 22, 2018, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	2760858
Live audio webcast:	www.wheatonpm.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 29, 2018 at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	2760858
Archived audio webcast:	www.wheatonpm.com

This earnings release should be read in conjunction with Wheaton Precious Metals' MD&A and Financial Statements, which are available on the Company's website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Wheaton Precious Metals, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

[1]	Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.
[2]
If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The First Majestic common shares will be issuable upon termination of the Primero SPA. Primero has indicated that the expected closing of the Arrangement is subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions.

[3]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Summarized Financial Results
	2017	2016	2015
Silver and gold production
Attributable silver ounces produced (000's)	28,646	30,379	30,734
Attributable gold ounces produced	355,104	366,378	241,615
Attributable SEOs produced (000's) [1]	54,841	57,093	48,602
Attributable GEOs produced [1]	743,438	782,963	657,209
Silver and gold sales
Silver ounces sold (000's)	24,644	28,322	26,566
Gold ounces sold	337,205	330,009	202,349
SEOs sold (000's) [1]	49,519	52,388	41,529
GEOs sold [1]	671,291	718,430	561,570
Average realized price ($'s per ounce)
Average realized silver price	$17.01	$16.96	$15.64
Average realized gold price	$1,257	$1,246	$1,152
Average realized silver equivalent price [1]	$17.03	$17.02	$15.62
Average realized gold equivalent price [1]	$1,256	$1,241	$1,155
Average cash cost ($'s per ounce) [2]
Average silver cash cost	$4.49	$4.42	$4.17
Average gold cash cost	$395	$391	$393
Average silver equivalent cash cost [1]	$4.92	$4.86	$4.58
Average gold equivalent cash cost [1]	$363	$354	$339
Average depletion ($'s per ounce) [2]
Average silver depletion	$4.94	$5.32	$3.41
Average gold depletion	$417	$479	$534
Average silver equivalent depletion [1]	$5.30	$5.89	$4.78
Average gold equivalent depletion [1]	$391	$430	$354
Total revenue ($000's)	$843,215	$891,557	$648,687
Net earnings (loss) ($000's)	$57,703	$195,137	$(162,042)
Earnings (loss) per share
Basic	$0.13	$0.45	$(0.41)
Diluted	$0.13	$0.45	$(0.41)
Adjusted net earnings [2] ($000's)	$276,750	$266,137	$210,356
Adjusted earnings per share [2]
Basic	$0.63	$0.62	$0.53
Diluted	$0.63	$0.62	$0.53
Cash flow from operations ($000's)	$538,808	$584,301	$431,359
Dividends
Dividends declared ($000's)	$145,848	$90,612	$80,809
Dividends declared per share	$0.33	$0.21	$0.20
Total assets ($000's)	$5,683,313	$6,153,319	$5,632,211
Total non-current financial liabilities ($000's)	$771,430	$1,194,012	$1,468,732
Total other liabilities ($000's)	$12,219	$19,319	$12,744
Shareholders' equity ($000's)	$4,899,664	$4,939,988	$4,150,735
Shares outstanding	442,724,309	441,456,217	404,039,065
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Refer to discussion on non-IFRS measures at the end of this press release.

Consolidated Statements of Earnings

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2017	2016
Sales	$843,215	$891,557
Cost of sales
Cost of sales, excluding depletion	$243,801	$254,434
Depletion	262,380	308,702
Total cost of sales	$506,181	$563,136
Gross margin	$337,034	$328,421
Expenses
General and administrative [1]	$34,673	$34,439
Impairment charges	228,680	71,000
Interest expense	24,993	24,193
Other income	(13,819)	(197)
Other expense	5,420	4,700
Foreign exchange loss	270	479
	$280,217	$134,614
Earnings before income taxes	$56,817	$193,807
Income tax recovery	886	1,330
Net earnings	$57,703	$195,137

Basic earnings per share	$0.13	$0.45
Diluted earnings per share	$0.13	$0.45
Weighted average number of shares outstanding
Basic	441,961	430,461
Diluted	442,442	430,845
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$5,051	$5,060

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2017	2016
Assets
Current assets
Cash and cash equivalents	$98,521	$124,295
Accounts receivable	3,194	2,316
Other	1,700	1,481
Total current assets	$103,415	$128,092
Non-current assets
Silver and gold interests	$5,423,277	$5,919,272
Early deposit - silver and gold interests	21,722	20,064
Royalty interest	9,107	9,107
Long-term investments	95,732	64,621
Investment in associates	2,994	-
Convertible note receivable	15,777	-
Other	11,289	12,163
Total non-current assets	$5,579,898	$6,025,227
Total assets	$5,683,313	$6,153,319
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$12,118	$18,062
Current portion of performance share units	-	228
Other	25	767
Total current liabilities	$12,143	$19,057
Non-current liabilities
Bank debt	$770,000	$1,193,000
Deferred income taxes	76	262
Performance share units	1,430	1,012
Total non-current liabilities	$771,506	$1,194,274
Total liabilities	$783,649	$1,213,331
Shareholders' equity
Issued capital	$3,472,029	$3,445,914
Reserves	77,007	55,301
Retained earnings	1,350,628	1,438,773
Total shareholders' equity	$4,899,664	$4,939,988
Total liabilities and shareholders' equity	$5,683,313	$6,153,319

Consolidated Statements of Cash Flows

	Years Ended December 31
(US dollars in thousands)	2017	2016
Operating activities
Net earnings	$57,703	$195,137
Adjustments for
Depreciation and depletion	263,352	309,654
Amortization of credit facility origination fees:
Interest expense	699	825
Amortization of credit facility origination fees - undrawn facilities	761	636
Impairment charges	228,680	71,000
Interest expense	24,294	23,368
Equity settled stock based compensation	5,051	5,060
Performance share units	140	(3,535)
Deferred income tax (recovery) expense	(1,212)	(1,302)
Loss on fair value adjustment of share purchase warrants held	6	-
Receipt of shares in exchange for contractual modifications	(7,500)	-
Fair value adjustment on convertible note receivable	(215)	-
Investment income recognized in net earnings	(467)	(184)
Other	(975)	(226)
Change in non-cash working capital	(6,599)	7,039
Cash generated from operations before interest paid and received	$563,718	$607,472
Interest paid - expensed	(25,243)	(23,317)
Interest received	333	146
Cash generated from operating activities	$538,808	$584,301
Financing activities
Bank debt repaid	$(423,000)	$(1,053,000)
Bank debt drawn	-	780,000
Credit facility origination fees	(1,311)	(1,300)
Shares issued	-	632,547
Share issue costs	-	(25,996)
Repurchase of share capital	-	(33,126)
Share purchase options exercised	1,181	21,931
Dividends paid	(121,934)	(78,708)
Cash (used for) generated from financing activities	$(545,064)	$242,348
Investing activities
Silver and gold interests	$-	$(800,432)
Interest paid - capitalized to silver interests	-	(615)
Early deposit - silver and gold interests	(1,721)	(4,087)
Proceeds on disposal of silver interest [1]	1,022	-
Acquisition of long-term investments	(129)	-
Acquisition of convertible note receivable	(15,562)	-
Investment in associate	(2,994)	-
Dividend income received	60	37
Other	(249)	(338)
Cash used for investing activities	$(19,573)	$(805,435)
Effect of exchange rate changes on cash and cash equivalents	$55	$(216)
(Decrease) increase in cash and cash equivalents	$(25,774)	$20,998
Cash and cash equivalents, beginning of year	124,295	103,297
Cash and cash equivalents, end of year	$98,521	$124,295

1)
During the three months ended March 31, 2017, the Company received an additional $1 million settlement related to the November 4, 2014 bankruptcy of Mercator Minerals Ltd. ("Mercator") with whom Wheaton Precious Metals had a silver purchase agreement relative to Mercator's Mineral Park mine in the United States.

Summary of Ounces Produced

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Silver ounces produced [2]
San Dimas	1,324	1,043	973	623	1,429	1,264	1,596	923
Peñasquito	1,561	1,641	1,483	1,339	1,328	1,487	867	1,352
Antamina	1,467	1,735	1,888	1,464	1,599	1,469	1,707	2,021
Constancia	670	618	546	540	723	749	778	509
Other
Los Filos	48	43	42	32	33	44	56	40
Zinkgruvan	619	710	493	538	557	449	495	659
Yauliyacu	335	588	607	562	379	721	686	657
Stratoni	131	137	171	166	187	206	222	136
Minto	30	43	42	56	100	153	60	43
Neves-Corvo [3]	305	341	316	330	312	279	331	319
Cozamin [4]	-	-	17	397	265	239	253	277
Lagunas Norte	253	243	218	210	234	215	233	273
Pierina	111	107	114	137	117	50	31	35
Veladero	211	201	144	158	174	160	193	182
777	146	145	138	96	152	166	99	106
Total Other	2,189	2,558	2,302	2,682	2,510	2,682	2,659	2,727
Total silver ounces produced	7,211	7,595	7,192	6,648	7,589	7,651	7,607	7,532
Gold ounces produced ²
Sudbury [5]	8,568	8,519	7,468	9,182	8,901	10,779	15,054	7,895
Salobo	76,153	72,980	57,514	58,009	77,787	70,776	38,853	41,301
Constancia	2,947	2,498	2,332	2,431	3,151	3,737	4,622	3,435
Other
Minto	3,328	6,105	6,063	9,734	10,906	20,184	6,985	3,779
777	5,478	5,114	6,259	4,422	10,919	10,140	8,900	8,274
Total Other	8,806	11,219	12,322	14,156	21,825	30,324	15,885	12,053
Total gold ounces produced	96,474	95,216	79,636	83,778	111,664	115,616	74,414	64,684
SEOs produced [6]	14,572	14,823	13,009	12,513	15,526	15,521	13,189	12,678
GEOs produced [6]	190,979	195,263	178,100	178,766	218,429	228,001	175,792	159,340
Silver / Gold Ratio [7]	76.3	75.9	73.0	70.0	71.1	68.1	75.0	79.6
1)	All figures in thousands except gold ounces produced.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
As per Lundin Mining Corporation's ("Lundin") press release dated January 16, 2018, Lundin has not been given notice of any planned strikes organized by the Mining Industry Workers' Union (STIM), though the labour situation at Neves-Corvo has not yet been resolved. Lundin reports that they are in regular, constructive dialogue with the Union and their employees and have advised stakeholders that ongoing labour action may result in postponement of the exploration and zinc expansion investments in progress.

4)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Summary of Ounces Sold

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Silver ounces sold
San Dimas	1,299	962	845	796	1,571	1,065	1,426	1,345
Peñasquito	1,537	1,109	1,639	860	1,270	1,078	886	949
Antamina	1,769	1,537	1,453	1,170	1,488	1,598	2,202	1,879
Constancia	491	491	559	383	702	536	520	666
Other
Los Filos	16	43	42	32	33	44	55	39
Zinkgruvan	597	305	398	296	592	340	369	812
Yauliyacu	642	364	423	403	671	342	578	603
Stratoni	110	84	123	195	165	203	129	148
Campo Morado [2]	-	-	-	-	-	-	-	4
Minto	34	43	39	37	102	96	26	53
Cozamin [3]	-	23	125	232	196	207	219	300
Neves-Corvo	119	117	114	153	147	88	158	142
Lagunas Norte	237	242	204	217	227	237	224	299
Pierina	106	102	136	150	84	32	27	46
Veladero	211	201	144	159	174	160	193	182
777	124	135	125	142	84	96	130	85
Total Other	2,196	1,659	1,873	2,016	2,475	1,845	2,108	2,713
Total silver ounces sold	7,292	5,758	6,369	5,225	7,506	6,122	7,142	7,552
Gold ounces sold
Sudbury [4]	12,059	3,237	5,822	6,887	10,183	12,294	11,351	9,007
Salobo	71,683	67,198	50,478	63,007	73,646	50,043	45,396	35,366
Constancia	1,965	2,206	2,356	2,315	3,343	3,396	3,610	4,933
Other
Minto	2,020	4,603	6,988	9,902	15,445	11,110	19	8,815
777	6,568	5,304	6,321	6,286	6,314	8,220	10,381	7,137
Total Other	8,588	9,907	13,309	16,188	21,759	19,330	10,400	15,952
Total gold ounces sold	94,295	82,548	71,965	88,397	108,931	85,063	70,757	65,258
SEOs sold [5]	14,488	12,024	11,625	11,412	15,249	11,913	12,451	12,745
GEOs sold [5]	189,882	158,401	159,161	163,032	214,529	175,008	165,945	160,180
Cumulative payable silver ounces PBND [6]	4,515	5,257	4,152	3,967	3,224	3,783	2,999	3,230
Cumulative payable gold ounces PBND [6]	79,477	82,632	74,899	71,571	80,621	82,775	56,642	58,315
Silver / Gold Ratio [7]	76.3	75.9	73.0	70.0	71.1	68.1	75.0	79.6
1)	All figures in thousands except gold ounces sold.
2)	The Campo Morado silver interest was disposed of on December 31, 2014.
3)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
5)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

6)	Payable silver and gold ounces produced but not yet delivered ("PBND") are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines, and corporate operations.

Three Months Ended December 31, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings (Loss)	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,324	1,299	$16.33	$4.32	$1.46	$21,206	$13,693	$-	$13,693	$15,595	$134,862
Peñasquito	1,561	1,537	17.05	3.87	2.88	26,200	15,815	-	15,815	20,245	403,250
Antamina	1,467	1,769	16.74	3.35	9.81	29,620	6,346	-	6,346	23,700	757,638
Constancia	670	491	16.80	5.90	7.36	8,251	1,736	-	1,736	5,353	261,803
Other [4]	2,189	2,196	16.79	5.60	3.65	36,891	16,558	(228,680)	(212,122)	24,690	523,135
	7,211	7,292	$16.75	$4.48	$4.84	$122,168	$54,148	$(228,680)	$(174,532)	$89,583	$2,080,688
Gold
Sudbury [5]	8,568	12,059	$1,283	$400	$769	$15,468	$1,366	$-	$1,366	$10,667	$379,988
Salobo	76,153	71,683	1,275	400	381	91,361	35,390	-	35,390	62,688	2,808,732
Constancia	2,947	1,965	1,273	400	409	2,501	910	-	910	1,715	122,051
Other [6]	8,806	8,588	1,286	386	478	11,048	3,623	-	3,623	8,771	31,818
	96,474	94,295	$1,277	$399	$440	$120,378	$41,289	$-	$41,289	$83,841	$3,342,589
Operating results						$242,546	$95,437	$(228,680)	$(133,243)	$173,424	$5,423,277
Corporate costs
General and administrative									$(8,913)	$(5,394)
Interest expense									(5,778)	(5,947)
Other									10,028	3,000
Income tax recovery									194	-
Total corporate costs									$(4,469)	$(8,341)	$260,036
									$(137,712)	$165,083	$5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the  non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2017 were as follows:
Three Months Ended December 31, 2017
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	76.3	14,572	14,488	$ 16.74	$ 4.85	$ 11.89	$ 5.30	$ 6.59
Gold equivalent basis	76.3	190,979	189,882	$ 1,277	$ 370	$ 907	$ 405	$ 502

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release

Three Months Ended December 31, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,429	1,571	$16.54	$4.28	$1.11	$25,975	$17,516	$-	$17,516	$19,253	$140,575
Peñasquito	1,328	1,270	17.33	4.09	3.05	22,016	12,941	-	12,941	16,819	418,077
Antamina	1,599	1,488	16.76	3.31	9.94	24,941	5,222	-	5,222	20,010	815,806
Constancia	723	702	17.29	5.90	7.41	12,129	2,788	-	2,788	8,192	275,971
Other [4]	2,510	2,475	17.03	5.45	5.61	42,149	14,759	-	14,759	29,555	785,570
	7,589	7,506	$16.95	$4.59	$5.26	$127,210	$53,226	$-	$53,226	$93,829	$2,435,999
Gold
Sudbury [5]	8,901	10,183	$1,193	$400	$787	$12,149	$61	$(71,000)	$(70,939)	$8,107	$401,535
Salobo	77,787	73,646	1,198	400	382	88,200	30,609	-	30,609	58,742	2,904,835
Constancia	3,151	3,343	1,214	400	409	4,059	1,354	-	1,354	2,735	125,670
Other [6]	21,825	21,759	1,235	343	522	26,873	8,061	-	8,061	24,349	51,233
	111,664	108,931	$1,205	$389	$449	$131,281	$40,085	$(71,000)	$(30,915)	$93,933	$3,483,273
Operating results						$258,491	$93,311	$(71,000)	$22,311	$187,762	$5,919,272
Corporate costs
General and administrative									$(4,124)	$(5,662)
Interest expense									(6,664)	(6,839)
Other									(844)	(559)
Income tax recovery									186	-
Total corporate costs									$(11,446)	$(13,060)	$234,047
									$10,865	$174,702	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the  non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2016 were as follows:

Three Months Ended December 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	71.1	15,526	15,249	$ 16.95	$ 5.04	$ 11.91	$ 5.80	$ 6.11
Gold equivalent basis	71.1	218,429	214,529	$ 1,205	$ 358	$ 847	$ 412	$ 435
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Year Ended December 31, 2017
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	3,963	3,902	$16.83	$4.30	$1.46	$65,677	$43,174	$-	$43,174	$48,887	$134,862
Peñasquito	6,024	5,145	17.09	4.05	2.88	87,906	52,223	-	52,223	67,050	403,250
Antamina	6,554	5,929	16.97	3.40	9.81	100,617	22,266	-	22,266	80,434	757,638
Constancia	2,374	1,924	17.16	5.90	7.36	33,026	7,505	-	7,505	21,470	261,803
Other [4]	9,731	7,744	17.05	5.35	3.72	132,048	61,774	(228,680)	(166,906)	88,495	523,135
	28,646	24,644	$17.01	$4.49	$4.94	$419,274	$186,942	$(228,680)	$(41,738)	$306,336	$2,080,688
Gold
Sudbury [5]	33,737	28,005	$1,259	$400	$769	$35,253	$2,504	$-	$2,504	$24,042	$379,988
Salobo	264,656	252,366	1,258	400	381	317,596	120,547	-	120,547	216,650	2,808,732
Constancia	10,208	8,842	1,258	400	409	11,125	3,969	-	3,969	7,575	122,051
Other [6]	46,503	47,992	1,250	364	405	59,967	23,072	-	23,072	38,778	31,818
	355,104	337,205	$1,257	$395	$417	$423,941	$150,092	$-	$150,092	$287,045	$3,342,589
Operating results						$843,215	$337,034	$(228,680)	$108,354	$593,381	$5,423,277
Corporate costs
General and administrative									$(34,673)	$(30,298)
Interest expense									(24,993)	(25,243)
Other									8,129	968
Income tax recovery									886	-
Total corporate costs									$(50,651)	$(54,573)	$260,036
									$57,703	$538,808	$5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the  non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2017 were as follows:

Year Ended December 31, 2017
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	73.8	54,841	49,519	$ 17.03	$ 4.92	$ 12.11	$ 5.30	$ 6.81
Gold equivalent basis	73.8	743,438	671,291	$ 1,256	$ 363	$ 893	$ 391	$ 502
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Year Ended December 31, 2016
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	5,212	5,407	$17.00	$4.26	$1.11	$91,929	$62,918	$-	$62,918	$68,898	$140,575
Peñasquito	5,034	4,183	17.02	4.09	3.05	71,196	41,315	-	41,315	54,085	418,077
Antamina	6,796	7,167	16.87	3.37	9.94	120,916	25,507	-	25,507	96,736	815,806
Constancia	2,759	2,424	16.93	5.90	7.41	41,019	8,762	-	8,762	26,926	275,971
Other [4]	10,578	9,141	16.98	5.10	4.68	155,281	65,876	-	65,876	110,364	785,570
	30,379	28,322	$16.96	$4.42	$5.32	$480,341	$204,378	$-	$204,378	$357,009	$2,435,999
Gold
Sudbury [5]	42,629	42,835	$1,246	$400	$787	$53,384	$2,535	$(71,000)	$(68,465)	$36,281	$401,535
Salobo	228,717	204,451	1,240	400	398	253,582	90,371	-	90,371	171,802	2,904,835
Constancia	14,945	15,282	1,230	400	409	18,792	6,425	-	6,425	12,693	125,670
Other [6]	80,087	67,441	1,267	358	542	85,458	24,712	-	24,712	66,527	51,233
	366,378	330,009	$1,246	$391	$479	$411,216	$124,043	$(71,000)	$53,043	$287,303	$3,483,273
Operating results						$891,557	$328,421	$(71,000)	$257,421	$644,312	$5,919,272
Corporate costs
General and administrative									$(34,439)	$(32,563)
Interest expense									(24,193)	(23,317)
Other									(4,982)	(4,131)
Income tax recovery									1,330	-
Total corporate costs									$(62,284)	$(60,011)	$234,047
									$195,137	$584,301	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the  non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.

5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.

6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2016 were as follows:

Year Ended December 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	72.9	57,093	52,388	$ 17.02	$ 4.86	$ 12.16	$ 5.89	$ 6.27
Gold equivalent basis	72.9	782,963	718,430	$ 1,241	$ 354	$ 887	$ 430	$ 457
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Wheaton Precious Metals has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

    The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2017	2016	2017	2016
Net earnings	$(137,712)	$10,865	$57,703	$195,137
Add back (deduct):
Impairment loss	228,680	71,000	228,680	71,000
Gain on fair value adjustment of Kutcho Convertible Note receivable	(215)	-	(215)	-
Loss on fair value adjustment of share purchase warrants held	6	-	6	-
Fees for contract amendments and reconciliations	(8,436)	-	(9,424)	-
Adjusted net earnings	$82,323	$81,865	$276,750	$266,137
Divided by:
Basic weighted average number of shares outstanding	442,469	441,299	441,961	430,461
Diluted weighted average number of shares outstanding	442,978	441,784	442,442	430,845
Equals:
Adjusted earnings per share - basic	$0.19	$0.19	$0.63	$0.62
Adjusted earnings per share - diluted	$0.19	$0.19	$0.63	$0.62

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2017	2016	2017	2016
Cash generated by operating activities	$165,083	$174,702	$538,808	$584,301
Divided by:
Basic weighted average number of shares outstanding	442,469	441,299	441,961	430,461
Diluted weighted average number of shares outstanding	442,978	441,784	442,442	430,845
Equals:
Operating cash flow per share - basic	$0.37	$0.40	$1.22	$1.36
Operating cash flow per share - diluted	$0.37	$0.40	$1.22	$1.36

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016	2017	2016
Cost of sales	$147,109	$165,180	$506,181	$563,136
Less: depletion	(76,813)	(88,366)	(262,380)	(308,702)
Cash cost of sales	$70,296	$76,814	$243,801	$254,434
Cash cost of sales is comprised of:
Total cash cost of silver sold	$32,693	$34,486	$110,636	$125,242
Total cash cost of gold sold	37,603	42,328	133,165	129,192
Total cash cost of sales	$70,296	$76,814	$243,801	$254,434
Divided by:
Total silver ounces sold	7,292	7,506	24,644	28,322
Total gold ounces sold	94,295	108,931	337,205	330,009
Equals:
Average cash cost of silver (per ounce)	$4.48	$4.59	$4.49	$4.42
Average cash cost of gold (per ounce)	$399	$389	$395	$391

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016	2017	2016
Total sales:
Silver	$122,168	$127,210	$419,274	$480,341
Gold	$120,378	$131,281	$423,941	$411,216
Divided by:
Total silver ounces sold	7,292	7,506	24,644	28,322
Total gold ounces sold	94,295	108,931	337,205	330,009
Equals:
Average realized price of silver (per ounce)	$16.75	$16.95	$17.01	$16.96
Average realized price of gold (per ounce)	$1,277	$1,205	$1,257	$1,246
Less:
Average cash cost of silver [1] (per ounce)	$(4.48)	$(4.59)	$(4.49)	$(4.42)
Average cash cost of gold [1] (per ounce)	$(399)	$(389)	$(395)	$(391)
Equals:
Cash operating margin per silver ounce sold	$12.27	$12.36	$12.52	$12.54
As a percentage of realized price of silver	73%	73%	74%	74%
Cash operating margin per gold ounce sold	$878	$816	$862	$855
As a percentage of realized price of gold	69%	68%	69%	69%

1)	Please refer to non-IFRS measure (ii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton Precious Metals' MD&A available on the Company's website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the completion of the acquisition by First Majestic of Primero, including the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA;
•	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
•	the impact on the operations of the San Dimas mine as a result of labour disruptions;
•	the ability of Primero to continue as a going concern;
•	the ability of Primero to determine that it is uneconomic to continue mining operations at the San Dimas mine;
•	the ability of Primero to achieve expected production levels;
•	the guarantee of the Primero credit facility;
•	possible amendments to the San Dimas silver purchase agreement should the acquisition by First Majestic of Primero not be completed;
•	the proposed acquisition of the Minto mine;

•	the repayment of the Kutcho convertible note;
•	the ability of Barrick to advance the Pascua-Lama project as an open pit mine;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton's production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	the acquisition by First Majestic of Primero, including the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA, not being completed;
•
neither Primero nor First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;

•
should the acquisition by First Majestic of Primero not be completed: (i) Primero not being able to profitably operate the San Dimas mine due to the impact of labour disruptions, (ii) Primero not being able to continue as a going concern, (iii) Primero determining that it is uneconomic to continue mining operations at the San Dimas mine and ceasing such mining operations, (iv) Primero not being able to achieve expected production levels, (v) Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process, (vi) Primero failing to make required payments or otherwise defaulting under its credit facility and the Company having to meet its guarantee obligations under the Primero guarantee, and (vii) amendments to the Primero SPA having a material adverse effect on the Company's business, financial condition, results of operation or cash flows;

•	Kutcho not being able to make payments under the Kutcho convertible note;
•	the acquisition of the Minto mine not being completed as proposed or at all;
•	Barrick not being able to advance the Pascua-Lama project as an open pit mine;

•
risks related to the satisfaction of each party's obligations in accordance with the terms of Wheaton's precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•
Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company not being assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that First Majestic will complete the acquisition of Primero, including the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA;
•
should the acquisition by First Majestic of Primero not be completed: (i) that the impact on Primero of labour disruptions at the San Dimas mine will not be significant, (ii) that Primero will be able to continue as a going concern, (iii) that Primero will not determine that it is uneconomic to continue mining operations at the San Dimas mine, (iv) that Primero will be able to achieve expected production levels, (v) that Primero will make all required payments and not be in default under the Primero Facility, (vi) that any amendments to the Primero SPA will not have a material adverse effect on the Company's business, financial condition, results of operation or cash flows;

•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	that the acquisition of the Minto mine will be completed as proposed;
•
that Barrick will be able to advance the Pascua-Lama project as an open pit mine or that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;

•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;
•	that Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com